Exhibit 99.4

                         ANNUAL STATEMENT OF COMPLIANCE


                   OFFICER'S CERTIFICATE OF THE ADMINISTRATOR

In compliance with Section 3(a) of the Administration Agreement (the "Agreement") among Nelnet Student Loan Trust 2005-4, as Issuer, Wells Fargo Delaware Trust Company, as Delaware Trustee, Zions First National Bank, as Indenture Trustee, and NELN, Inc., as Administrator, dated as of November 1, 2005, I, Terry J. Heimes, certify that:

     1. A review of the activities of the Administrator during the period from November 15, 2005 to December 31, 2005 and of its performance under this Agreement has been made under my supervision; and

     2. Based on my knowledge of such review, the Administrator has fulfilled its obligations in all material respects under this Agreement.


December 31, 2005




By:     /s/ Terry J. Heimes
        --------------------------------
        Terry J. Heimes
        Chief Financial Officer,
        Treasurer,
        NELN, Inc